SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SUNCOKE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

86722Y101

(CUSIP Number)

August 12, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 86722Y101

1	Name of reporting person: Raven Energy Holdings LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,847,287
	6	Shared voting power 0
	7	Sole dispositive power 4,847,287
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 4,847,287
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 10.4%(1)
12	Type of reporting person OO

(1)	Based on 30,866,930 common units and 15,709,697 subordinated units outstanding as of August 12, 2015.

CUSIP NO. 86722Y101

1	Name of reporting person: – FRLP 2008 No. 2 LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,847,287
	6	Shared voting power 0
	7	Sole dispositive power 4,847,287
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 4,847,287
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 10.4%(1)
12	Type of reporting person OO

(1)	Based on 30,866,930 common units and 15,709,697 subordinated units outstanding as of August 12, 2015.

CUSIP NO. 86722Y101

1	Name of reporting person: Cline Resource and Development Company
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization West Virginia
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,847,287
	6	Shared voting power 0
	7	Sole dispositive power 4,847,287
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 4,847,287
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 10.4%(1)
12	Type of reporting person CO

(1)	Based on 30,866,930 common units and 15,709,697 subordinated units outstanding as of August 12, 2015.

CUSIP NO. 86722Y101

1	Name of reporting person: Christopher Cline
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 4,847,287
	6	Shared voting power 0
	7	Sole dispositive power 4,847,287
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 4,847,287
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 10.4%(1)
12	Type of reporting person IN

(1)	Based on 30,866,930 common units and 15,709,697 subordinated units outstanding as of August 12, 2015.

Item 1(a).	Name of issuer: SunCoke Energy Partners, L.P.

Item 1(b).	Address of issuer’s principal executive offices:

1011 Warrenville Road, Suite 600

Lisle, IL 60532

Item 2(a).	Names of persons filing:

Raven Energy Holdings LLC

FRLP 2008 No. 2 LLC

Cline Resource and Development Company

Christopher Cline

Item 2(b).	Address or principal business office or, if none, residence:

Principal business office for each of Raven Energy Holdings LLC, FRLP 2008 No. 2 LLC, Cline Resource and Development Company and Christopher Cline is:

3801 PGA Blvd, Suite 903

Palm Beach Gardens, Florida 33410

Item 2(c).	Citizenship:

Raven Energy Holdings LLC is a Delaware limited liability company.

FRLP 2008 No. 2 LLC is a Delaware limited liability company.

Cline Resource and Development Company is a West Virginia corporation.

Christopher Cline is a United States citizen.

Item 2(d).	Title of class of securities: Common units representing limited partner interests, no par value.

Item 2(e).	CUSIP number: 86722Y101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership:

The percent of class provided for each reporting person below is 30,866,930 common units and 15,709,697 common units issuable upon conversion of subordinated units outstanding as of August 12, 2015.

1	Raven Energy Holdings LLC

a.	Amount beneficially owned: 4,847,287

b.	Percent of class: 10.4%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 4,847,287

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,847,287

iv.	Shared power to dispose or to direct the disposition of: 0

2.	FRLP 2008 No. 2 LLC

a.	Amount beneficially owned: 4,847,287

b.	Percent of class: 10.4%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 4,847,287

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,847,287

iv.	Shared power to dispose or to direct the disposition of: 0

3.	Cline Resource and Development Company

a.	Amount beneficially owned: 4,847,287

b.	Percent of class: 10.4%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 4,847,287

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,847,287

iv.	Shared power to dispose or to direct the disposition of: 0

4.	Christopher Cline

a.	Amount beneficially owned: 4,847,287

b.	Percent of class: 10.4%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 4,847,287

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 4,847,287

iv.	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five Percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: August 24, 2015	RAVEN ENERGY HOLDINGS LLC

	By:	Cline Resource and Development Company, sole manager of Raven Energy Holdings LLC

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

FRLP 2008 No. 2 LLC

	By:	Cline Resource and Development Company, sole manager of FRLP 2008 No. 2 LLC

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

CLINE RESOURCE AND DEVELOPMENT COMPANY

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

CHRISTOPHER CLINE

	By:	/s/ Christopher Cline
	Name:	Christopher Cline

[Signature Page – Schedule 13G]

LIST OF EXHIBITS

Exhibit Number	Description

99.1	Joint Filing Agreement